Exhibit 8.1

List of Subsidiaries of JX Luxventure Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Flower Crown Holding	Cayman Islands	100%
Flower Crown (China) Holding Group Co., Limited	Hong Kong	100%
Billion Place Limited (Hong Kong) Co., Limited	Hong Kong	100%
Jin Xuan (Hainan) Holding Co., Ltd.	PRC	100%
Jin Xuan (Shenzhen) International Trade Co., Ltd.	PRC	100%
Baofu (Zhuhai) Technology Co., Ltd.	PRC	100%
Hainan Si Quan Run Hang International Travel Agency Co., Ltd.	PRC	100%
Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd.	PRC	100%
Hefei Aitong Cultural Tourism Development Ltd.	PRC	51%